November 12, 2020

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Advanced Bio-Oil Technologies Ltd. Post-qualification Amendment No. 4 to Offering Statement on Form 1-A
Filed October 15, 2020

Responses of Advanced Bio-Oil Technologies Ltd. to SEC Comment Letter of November 4, 2020 regarding Offering Statement on Form 1-A, Post-Qualification Statement No. 4 filed on October 15, 2020.

SEC File No. 024-10700.

Thank you for your Comments in your letter of November 4, 2020. Please consider our responses below.

Post-Effective Amendment Filed October 15, 2020.

Post-Qualification Amendment No. 4
Item 5. Plan of Distribution and Selling Securityholders, page 33

1.	We reissue comment 3. Identify the crowdfunder site you intend to use, as required by Item 5(c) of Schedule 1-A and revise Item 4 in Part I of Schedule 1-A to disclose the anticipated selling costs.

Response to Comment 1.: We have identified the crowdfunder site (in Part II, Item 5.) and disclosed anticipated selling costs within Item 4 of Part I, as well as within Part II, Item 5. We have also modified the use of proceeds information within the SUMMARY, as well as the USE OF PROCEEDS itself, adding “securities sales costs” to the ABOT Overhead sections.

General

2.	We note your response to comment 10, and your revised disclosure to include all the information from the offering circular to be used on your crowdfunder site in this amendment. The basis for the projections included on page 48 remains unclear given the obstacles in your path to generating revenues as disclosed in this offering circular, and the uncertainty of the amount or timing of any funding you will receive in response to this offer. As noted in our prior comment, "assessments made by management must be objectively reasonable, viewed at the time the determination is made." Securities Act Release No. 6835 (May 18, 1989), 54 FR 22427, 22430. See also Item 10(b)(1) of Regulation S-K. Revise to provide a full discussion of the reasonable basis for these projections that also addresses the obstacles to generating revenues and the uncertainty of funding, or alternatively to delete the projections.

Response to Comment 2.: Upon further reflection, given the complications inherent in making projections of this nature, we have decided to delete the revenue projections referenced in Comment 2. There are no longer revenue projections contained within the offering circular, exhibits and crowdfunding site.

Thank you for your comments and consideration of our responses herein and within our amended Form 1-A.

We are requesting qualification of our offering post-qualification statement.

Please contact us if you have any questions or concerns.

Thank you!

Respectfully Submitted,

Advanced Bio-Oil Technologies Ltd.

/s/ Mireille Samson

Mireille Samson

CEO